Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
Second Quarter 2010 Corporate Highlights and Financial Results
Domestic Kerastick® revenues up 35% year over year;
Company generates Q2 profits
Conference call will be held today, August 3rd, at 8:30am EDT
WILMINGTON, Mass. — August 3, 2010 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the second quarter ended June 30, 2010.
Financial highlights for the second quarter and first half of the year include:
•	Domestic Kerastick® revenues totaled $7.6 million for the second quarter of 2010, representing a $1.9 million or 35% improvement as compared to the second quarter of 2009. First half 2010 domestic Kerastick® revenues totaled $15.1 million, representing a $3.8 million or 34% improvement year-over-year.

•	Kerastick® gross margins for the second quarter of 2010 reached a record high of 88%.

•	The Company generated net income on both a GAAP and non-GAAP basis during the second quarter of 2010.
o	GAAP net income for the second quarter of 2010 was $0.2 million, representing a $1.0 million improvement year-over-year.

o	Non-GAAP net income for the second quarter of 2010 was $0.6 million, also representing a $1.0 million improvement year-over-year.
•	The Company experienced significant bottom line improvement on both a GAAP and non-GAAP basis for the first half of the year.
o	GAAP net loss for the first half of 2010 was $0.2 million, representing a $2.2 million improvement year-over-year.

o	Non-GAAP net income for the first half of 2010 was $0.6 million, representing a $2.3 million year-over-year improvement.

Management Comments:
“We are pleased with the significant progress we have made on our financial results for the second quarter and first six months of 2010 versus the prior year,” stated Robert Doman, President and CEO. “Domestic Kerastick® revenue growth, along with record Kerastick® gross margins, drove the Company to profitability during the second quarter.”
“We continue to be encouraged with the increased market acceptance of Levulan PDT, both by the dermatology community and their patients, for the treatment of actinic keratoses. In addition to our strong financial performance, we were pleased to announce during the second quarter that the U.S. Patent Office confirmed the validity of one of our key Levulan PDT patents,” continued Doman. “This confirmation, combined with the previously announced patent covering Levulan PDT in conjunction with our proprietary blue light technology through June 2019, further validates and strengthens our Levulan PDT patent portfolio. Strengthening and enhancing our intellectual property has been one of our main objectives in order to help drive long term shareholder value.”
“As we evaluate our performance at the halfway point of 2010, we believe we are well positioned to achieve our goals of becoming both cash flow positive and profitable for the full year,” concluded Doman.
Second Quarter 2010 Financial Results:
Total product revenues were $8.7 million in the second quarter of 2010, an increase of $1.7 million or 25% from $7.0 million in the second quarter of 2009. PDT revenues totaled $8.4 million, an increase of $2.0 million or 31% from $6.4 million for the comparable 2009 period. The increase in PDT revenues was attributable to a $2.0 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a 24% increase in volume and an 8% increase in average selling price. Kerastick® sales volumes increased to 61,778 in the second quarter of 2010 from 49,815 units sold in the comparable 2009 period. Domestic Kerastick® sales volumes increased by 12,090 units or 26% and were partially offset by a 127 unit decrease in our international sales volumes. BLU-U® revenues were relatively flat year-over-year. There were 63 units sold during the second quarter, as compared to the 58 units sold in the comparable prior year quarter. Non-PDT revenues totaled $0.3 million down $0.3M from the prior year period due to the absence of Nicomide® royalties from River’s Edge.
DUSA’s net income on a GAAP basis for the second quarter of 2010 was $0.2 million or $0.01 per common share, compared to a net loss of $0.9 million or $0.04 per common share in the second quarter of 2009.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and six-month periods ended June 30, 2010 and 2009, respectively.
DUSA’s non-GAAP net income for the second quarter of 2010 was $0.6 million or $0.03 per common share, compared to a net loss of $0.4 million or $0.02 per common share in the prior year period. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our PDT revenues which was partially offset by an increase in our operating costs.

First Half 2010 Financial Results:
Total product revenues for the six-month period ended June 30, 2010 were $17.4 million, an increase of $3.3 million or 23% from $14.1 million in the comparable prior year period. PDT revenues totaled $16.7 million, an increase of $3.6 million or 27% from $13.1 million for the comparable 2009 period. The increase in PDT revenues was attributable to a $3.8 million increase in Kerastick® revenues which was partially offset by a $0.2 million decrease in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 21% increase in volume and an 8% increase in average selling price. Kerastick® sales volumes increased to 123,200 units in 2010 from 101,762 units sold in 2009. Domestic Kerastick® sales volumes increased by 24,642 units or 27% and were partially offset by a 3,204 decrease in our international sales volumes. The BLU-U® revenue decline was as result of a 16% decrease in our average selling price. The average selling price in 2010 is reflective of lower pricing offered to customers in advance of the introduction of the upgraded BLU-U® design which became available in April 2010. There were 140 units sold during the first half of 2010, as compared to the 139 units sold in the comparable prior year period. Non-PDT revenues totaled $0.7 million down $0.3M from the prior year period due to the absence of Nicomide® royalties from River’s Edge.
DUSA’s net loss on a GAAP basis for the six-month period ended June 30, 2010 was $0.2 million or $0.01 per common share, compared to a net loss of $2.5 million or $0.10 per common share in 2009.
DUSA’s non-GAAP net income for the six-month period ended June 30, 2010 was $0.6 million or $0.03 per common share in 2010, compared to a net loss of $1.7 million or $0.07 per common share in 2009. The improvement in the Company’s non-GAAP profitability was primarily the result of the year-over-year increase in our PDT revenues, which was partially offset by an increase in our operating costs.
As of June 30, 2010, total cash, cash equivalents, and marketable securities were $17.5 million, compared to $16.7 million at December 31, 2009. The Company generated $1.1 million in positive cash flow from operations during the first half of 2010.
Other Updates:
•	On June 24, 2010, the Company announced that the United States Patent and Trademark Office (USPTO) had completed its re-examination of US Patent No. 5,079,262, “Method of detection and treatment of malignant and non-malignant lesions utilizing 5-aminolevulinic acid.” In its latest communication, the USPTO issued a Notice of Intent to Issue Ex Parte Re-examination Certificate which affirms the patent’s original seven claims and adds eight claims. This patent covers the use of aminolevulinic acid, the active ingredient in DUSA’s Levulan® Kerastick®, for the treatment of actinic keratoses with light. This patent will expire on September 30, 2013. Additional patents cover DUSA’s Levulan® Kerastick® formulation of aminolevulinic acid HCl in conjunction with its proprietary blue light technology until June 2019.

Conference Call Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call today:
Tuesday, August 3rd — 8:30 am EDT
If calling from North America use the following toll-free number:
800-647-4314
International callers use:
502-719-4466
Password — DUSA
A recorded replay of the call will be available approximately 15 minutes following the call.
North American callers use:
877-863-0350
International callers use:
858-244-1268
The call will be accessible on our web site approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three and six-month periods were comprised of the following:

	Three-months ended June 30,		Six-months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$7,568,000	$5,621,000	$15,117,000	$11,306,000
Canada	169,000	108,000	225,000	243,000
Korea	104,000	126,000	213,000	296,000
Other	132,000	84,000	219,000	171,000

Subtotal Kerastick® Product Revenues	7,973,000	5,939,000	15,774,000	12,016,000
BLU-U® Product Revenues:
United States	438,000	479,000	928,000	1,121,000
Canada	—	—	5,000	—

Subtotal BLU-U® Product Revenues	438,000	479,000	933,000	1,121,000

Total PDT Drug & Device Product Revenues	8,411,000	6,418,000	16,707,000	13,137,000

Total Non-PDT Product Revenues	290,000	548,000	708,000	967,000

TOTAL PRODUCT REVENUES	$8,701,000	$6,966,000	$17,415,000	$14,104,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2010	2009
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,669,331	$7,613,378
Marketable securities	11,865,113	9,055,959
Accounts receivable, net	1,926,810	2,629,189
Inventory	2,264,421	2,170,275
Prepaid and other current assets	1,160,700	1,561,467

TOTAL CURRENT ASSETS	22,886,375	23,030,268
Restricted cash	174,473	174,255
Property, plant and equipment, net	1,548,934	1,660,755
Deferred charges and other assets	68,099	68,099

TOTAL ASSETS	$24,677,881	$24,933,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$963,140	$630,144
Accrued compensation	754,595	1,260,609
Other accrued expenses	2,261,243	2,456,612
Deferred revenue	644,243	902,597

TOTAL CURRENT LIABILITIES	4,623,221	5,249,962
Deferred revenues	2,794,179	2,906,020
Warrant liability	1,169,195	812,905
Other liabilities	94,349	123,016

TOTAL LIABILITIES	8,680,944	9,091,903

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,207,965 and 24,108,908 shares of common stock, no par, at June 30, 2010 and December 31, 2009, respectively	151,785,950	151,683,399
Additional paid-in capital	8,656,438	8,291,805
Accumulated deficit	(144,595,506)	(144,359,217)
Accumulated other comprehensive loss	150,055	225,487

TOTAL SHAREHOLDERS’ EQUITY	15,996,937	15,841,474

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,677,881	$24,933,377

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended June 30,		Six-months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$8,700,937	$6,965,541	$17,414,817	$14,103,810
Cost of product revenues and royalties	1,782,108	1,440,864	3,600,293	3,379,090

Gross margin	6,918,829	5,524,677	13,814,524	10,724,720
Operating costs:
Research and development	1,250,411	1,076,709	2,360,078	2,261,804
Marketing and sales	3,137,985	3,037,311	6,751,784	6,447,415
General and administrative	2,247,066	2,340,947	4,710,230	4,482,397
Settlements, net	—	75,000	—	75,000

Total operating costs	6,635,462	6,529,967	13,822,092	13,266,616

Income/(loss) from operations	283,367	(1,005,290)	(7,568)	(2,541,896)

Other income:
Gain/(loss) on change in fair value of warrants	(157,015)	73,183	(356,290)	(61,730)
Other income, net	61,842	79,398	127,569	143,986

Net income/(loss)	$188,194	$(852,709)	$(236,289)	$(2,459,640)

Basic and diluted net income/(loss) per common share	$0.01	$(0.04)	$(0.01)	$(0.10)
Weighted average number of basic common shares	24,187,569	24,100,874	24,155,194	24,095,149

Weighted average number of diluted common shares	24,566,476	24,100,874	24,155,194	24,095,149

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended June 30,		Six-months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income/(loss)	$188,194	$(852,709)	$(236,289)	$(2,459,640)
Stock-based compensation (a)	276,255	225,466	488,033	424,593
Consideration to former Sirius shareholders (b)	4,500	305,000	9,000	305,000
Change in fair value of warrants (c)	157,015	(73,183)	356,290	61,730

Non-GAAP adjusted net income/(loss)	$625,964	$(395,426)	$617,034	$(1,668,317)

Non-GAAP basic and diluted net income/(loss) per common share	$0.03	$(0.02)	$0.03	$(0.07)
Weighted average number of basic common shares	24,187,569	24,100,874	24,155,194	24,095,149

Weighted average number of diluted common shares	24,566,476	24,100,874	24,155,194	24,095,149

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Payment of $100,000 and accrual of $205,000 related to the release, consent and the third amendment to the merger agreement between DUSA and the former Sirius shareholders.

(c)	Non-cash gain/loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of broad area Levulan® PDT to treat AKs and prevent squamous cell carcinomas in immunosuppressed solid organ transplant recipients. DUSA is based in Wilmington, Mass. Please visit our web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to the 2010 financial goals of positive cash flow and profitability, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2009.
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